                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (AMENDMENT NO. 4 )(1)
                                           ---

                                CERES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   156772 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Kathleen L. Mesel, 17800 Royalton Road, Strongsville, Ohio 44136
                                  440-572-2400
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 2, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

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                                  SCHEDULE 13D

CUSIP NO. 156772 10 5                                                                             PAGE 2 OF 4 PAGES
---------- ---------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           PETER W. NAUERT
---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)  [___]
                                                                                             (b)  [_X_]
---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
           2(e)                                                                                   [___]
---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------------------------- ------- ---------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                           3,133,569 (1)
                                       ------- ---------------------------------------------------------------------
            BENEFICIALLY                 8     SHARED VOTING POWER

             OWNED BY                  ------- ---------------------------------------------------------------------
                                         9     SOLE DISPOSITIVE POWER
               EACH
                                               3,133,569 (1)
          REPORTING PERSON             ------- ---------------------------------------------------------------------
                                         10    SHARED DISPOSITIVE POWER
               WITH
---------- ---------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,133,569 (1)
---------- ---------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                                [___]
---------- ---------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
---------- ---------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------------------------------------------

(1) Includes warrants to purchase 569,036 shares of common stock at $5.41 per share (the "Equity Warrants"); warrants to purchase 500,000 shares of common stock at $6.00 per share (the "Guarantee Warrant"); and non-qualified options to purchase 500,000 shares of common stock at an average price of $8.50 per share. 1,259,289 shares of common stock, the Equity Warrants and the Guarantee Warrant are held by the Peter W. Nauert Revocable Trust of which Mr. Nauert is the trustee.

         This Amendment No. 4 to Schedule 13D Statement is filed on behalf of Peter W. Nauert for the purpose of reporting the issuance to and purchase by Mr. Nauert of shares of common stock, par value $0.001 per share (the "Shares"), of Ceres Group, Inc., a Delaware corporation ("Ceres").

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 is amended and supplemented as follows:

         Ceres issued the following Shares to Mr. Nauert pursuant to the stock award provision of his previous employment agreement, as amended: 37,166 Shares on April 2, 2001 for the quarter ended December 31, 2000 and 103,412 Shares on July 2, 2001 for the quarters ended March 31, 2001 and June 30, 2001. Mr. Nauert's previous employment agreement, as amended, is more fully described in Amendment No. 2 to Schedule 13D Statement filed with the SEC on December 10, 1999 ("Amendment No. 2").

         On March 15, 2001, Mr. Nauert purchased 54,545 Shares in a private transaction for $5.50 per share. He also received 27,710 Equity Warrants in this transaction for no additional consideration.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 is amended and supplemented as follows:

         (a) According to the most recently available filing with the SEC by Ceres, there are 17,624,652 Shares outstanding. If the Equity Warrants (as described more fully in Item 4 to Amendment No. 1 to Schedule 13D Statement filed with the SEC on March 12, 1999 ("Amendment No. 1") and Amendment No. 2), the Guarantee Warrant (as described more fully in Item 4 to the Original
Schedule 13D Statement filed on April 30, 1998), and the 500,000 vested non-qualified stock options were fully exercised, there would be 19,193,688 Shares outstanding (the "Diluted Shares").

         Mr. Nauert beneficially owns 3,133,569 Shares, assuming full exercise of his Equity Warrants, his Guarantee Warrant and 500,000 vested non-qualified stock options, or approximately 16.3% of the Diluted Shares.

         Because of the Voting Agreement and Stockholders Agreement (as more fully described in Item 5 of Amendment No. 1), Mr. Nauert and the other parties to these agreements may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act. Based on information provided to Mr. Nauert by Ceres, if the parties to these agreements are deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, Mr. Nauert may be deemed to beneficially own 18,562,980 Shares,(1), or approximately 80.6% of the Shares that would be outstanding if each party had exercised their respective outstanding rights to purchase Shares (including options not



--------
(1) Includes: (i) 569,036 Equity Warrants, 500,000 Guarantee Warrants, 1,564,533 Shares and non-qualified options to purchase 500,000 Shares beneficially owned by Mr. Nauert; and (ii) 3,088,707 Equity Warrants, 400,000 Guarantee Warrants, 11,585,707 Shares, and non-qualified options to purchase 355,000 Shares owned by the other parties.

presently exercisable). Mr. Nauert disclaims beneficial ownership of the Shares held by the other parties.


         (b) Except as set forth in the Voting Agreement and the Stockholders Agreement, Mr. Nauert has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him and the Peter W. Nauert Revocable Trust.

         (c) Since the filing of Amendment No. 3 to Schedule 13D filed with the SEC on February 6, 2001:

             (i) Mr. Nauert was issued the following Shares by Ceres pursuant to the stock award provision of his previous employment agreement, as amended:

                    o   37,166 Shares on April 2, 2001; and
                    o   103,412 Shares on July 2, 2001.

             (ii) Mr. Nauert purchased 54,545 Shares and 27,710 Equity Warrants in a private transaction on March 15, 2001.

             (iii) An additional 150,000 non-qualified stock options to purchase Shares vested on July 1, 2001 pursuant to Mr. Nauert's non-qualified stock options under his previous employment agreement, as amended.


         (d) Not Applicable.

         (e) Not Applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2001


                                     By:  /s/ Peter W. Nauert
                                     ------------------------------------------
                                               Peter W. Nauert